WestMountain Distressed Debt, Inc.
123 North College Avenue, Ste 200
Fort Collins, CO 80524

August 26, 2013

Mr. Kevin Woody
Branch Chief
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	WestMountain Distressed Debt, Inc. (the Company) Form 10K for the year ended December 31, 2012 Filed February 27, 2013 File Number: 000-53031

Dear Mr. Woody,

This is in response to your comment letter of August 6, 2013. The paragraph number corresponds to that of your letter.

Form 10-K for the year ended December 31, 2012

Financial Statements

Report of Independent Registered Accounting Firm, page 20

1.	Please amend your filing to include an audit report that references the appropriate date.

Your comment is noted. We will file an amended Form 10K with the corrected date.

The Company has noted the comments by the Staff in the closing section.  Please be advised that:

Mr. Kevin Woody
August 26, 2013

The company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact David Wagner at (303)630-9522.

Very truly yours,

/s/ Brian Klemsz
Brian Klemsz